UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                        No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 PRESS RELEASE OF SATYAM DATED APRIL 20, 2009 REGARDING THE DEPOSIT OF FUNDS BY TECH MAHINDRA
EX-99.2 PRESS RELEASE OF SATYAM AND TECH MAHINDRA DATED APRIL 20, 2009 REGARDING THE MEETING TO DISCUSS TRANSITION ISSUES

Other Events
On April 20, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), the successful bidder to acquire a controlling stake in Satyam, had deposited, in separate escrow accounts, (i) Rs. 17,56,03,30,966 (approximately US$ 351 million based on an exchange rate of Rs. 50 to US$1), being the subscription amount for 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) shares of Satyam (the “Initial Shares”), or thirty one percent (31%) of the share capital of Satyam after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”), and (ii) Rs. 11,54,66,05,954 (approximately US$ 231 million based on an exchange rate of Rs. 50 to US$1), being the total funds necessary to consummate the mandatory cash tender offer to acquire an additional minimum 20% of the Enhanced Share Capital and convertible instruments in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
On April 20, 2009, Satyam and Tech Mahindra issued a joint press release announcing that Tech Mahindra’s representatives met with the Board of Directors and key executives of Satyam at Satyam’s headquarters in Hyderabad to finalize plans for Tech Mahindra’s acquisition of a controlling stake in Satyam and to discuss important transition issues. A copy of the joint press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.
Exhibits:
99.1	Press Release of Satyam dated April 20, 2009 regarding the deposit of funds by Tech Mahindra.
99.2	Press Release of Satyam and Tech Mahindra dated April 20, 2009 regarding the meeting to discuss transition issues.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: April 20, 2009

EXHIBITS INDEX
99.1	Press Release of Satyam dated April 20, 2009 regarding the deposit of funds by Tech Mahindra.
99.2	Press Release of Satyam and Tech Mahindra dated April 20, 2009 regarding the meeting to discuss transition issues.